UNITED STATES SECURITIES AND EXCHANGE Washington, DC 20549	OMB APPROVAL OMB Number: 3235-0379 Expires: March 31, 2028 Estimated average burden hours per response………..2.00

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND

UNDERTAKING GENERAL INSTRUCTIONS

I. Form F-X shall be filed with the Commission:

(a)	By any issuer registering securities on Form F-8, F-10 or F-80 under the Securities Act of 1933;
(b)	By any issuer registering securities on Form 40-F under the Securities Exchange Act of 1934;
(c)	By any issuer filing a periodic report on Form 40-F, if it has not previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file a report on Form 40-F arises;
(d)	By any issuer or other non-U.S. person filing tender offer documents on Schedule 13E-4F, 14D-1F or 14D9F;
(e)	By any non-U.S. person acting as trustee with respect to securities registered on Form F-7, F-8, F-10, F80;
(f)	By a Canadian issuer qualifying an offering statement pursuant to the provisions of Regulation A; and
(g)	By any non-U.S. issuer providing Form CB to the Commission in connection with a tender offer, rights offering or business combination.

A Form F-X filed in connection with any other Commission form should not be bound together with or be included only as an exhibit to, such other form.

II. A filer must file the Form F-X in electronic format via the Commission’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR part 232). For assistance with EDGAR issues, please consult the EDGAR – Information for Filers webpage on SEC.gov.

A.	Name of issuer or person filing (“Filer”):	TRX Gold Corp.

B.	(1) This is an (check one)

☒ original filing for the Filer

☐ amended filing for the Filer

(2)	A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form F-X

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant	TRX Gold Corp.
	Form type	Form F-10
	File Number (if known)	333-283907

Filed by	TRX Gold Corp.
Date Filed Concurrently (concurrently, so indicate)	December 18, 2024

D.	The Filer is incorporated or organized under the laws of	British Columbia, Canada
(jurisdiction name under whose laws the issuer is organized/incorporated)

and has its principal place of business at	277 Lakeshore Road East, Suite 403, Oakville, ON L6J 1H9 Canada	(844) 364-1830
	(full address)	(telephone number)

E.	The Filer designates and appoints	National Registered Agents, Inc. (“Agent”)	located at
(name of United States person serving as agent)

1015 15th Street N.W., Suite 1000 Washington, D.C. 20005	202-572-3133	as the agent of the Filer
(full United States address)	(telephone number)

upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form

F-10	on	December 18, 2024	or any purchases or sales of any security in connection
(form name)		(date)

therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form in connection with:

(a)	the use of Form F-10, or 40-F or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b)	the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c)	its status as trustee with respect to securities registered on Form F-7, F-8, F-10, F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d)	the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each person filing this Form, other than a trustee filing in accordance with General Instruction I. (a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of Oakville	Country of Ontario, Canada	this	29th	day of	May	,	2025	.
(city name)	(country name)		(day of month)		(month)		(year)

Filer:	TRX Gold Corp.	/s/ Michael Leonard, CFO
	(filer’s name)	(signature and title)

This statement has been signed by the following persons in the capacities and on the dates indicated.

National Registered Agents, Inc.
(as Agent for Service of Process)

By:	/s/Dena Weaver	May 29, 2025
	(signature)	(date)

Assistant Secretary
(title)